UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Virgin Mobile USA, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
92769R108
(CUSIP Number)
Leonard J. Kennedy, Esq.
Sprint Ventures, Inc.
2001 Edmund Halley Drive
Reston, Virginia 20191
(703) 433-4274
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92769R108	Page	2	of	11

1	NAMES OF REPORTING PERSONS Sprint Ventures, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,040,316

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,058,626

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,040,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	63.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92769R108	Page	3	of	11
     This Schedule 13D amends the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2008 by Sprint Ventures, Inc. (the “Reporting Person”) with respect to the subject class of securities. As described in more detail in Item 4 and Item 6 below, this Schedule 13D is being filed as a result of the Reporting Person entering into the Amended and Restated Stockholder’s Agreement, dated August 22, 2008, among Virgin Mobile USA, Inc., Corvina Holdings Limited, Cortaire Limited, SK Telecom USA Holdings, Inc. and Sprint Ventures, Inc. (the “Amended and Restated Stockholders’ Agreement”) whereby the Reporting Person may be deemed to constitute a “group” with certain of the parties to such agreement. The Reporting Person does not, however, affirm the existence of any group.
Item 1. Security and Issuer.
Class A Common Stock, $0.01 par value per share
Virgin Mobile USA, Inc. (the “Issuer”)
10 Independence Blvd.
Warren, New Jersey 07059
Item 2. Identity and Background.
     This Schedule 13D is being filed by Sprint Ventures, Inc., a corporation organized under the laws of Kansas and having its principal office and place of business at 6200 Sprint Parkway, Overland Park, Kansas 66251. The principal business of the Reporting Person is to act as an investment vehicle for investing in the Issuer for its ultimate parent, Sprint Nextel Corporation. The Reporting Person is a direct wholly-owned subsidiary of Sprint Nextel Corporation. Sprint Nextel Corporation is a global communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of individual consumers, businesses and government customers. The names, addresses, present principal occupation or employment and citizenship of the executive officers and directors of the Reporting Person and the executive officers and directors of the controlling entity of the Reporting Person (the “Covered Persons”) are set forth in Appendix A to this Schedule 13D, which is incorporated herein by reference.
     During the last five years, neither the Reporting Person nor any of the Covered Persons listed in Appendix A have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No.	92769R108	Page	4	of	11
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person is filing this Schedule 13D as a result of entering into the Amended and Restated Stockholders’ Agreement, as described in more detail in Item 4 and Item 6 below. The Reporting Person has not invested any additional funds into the Issuer in connection with the related transactions.
Item 4. Purpose of Transaction.
     The Reporting Person entered into the Amended and Restated Stockholders’ Agreement for the purpose of facilitating a business combination transaction between the Issuer and Helio LLC, formerly owned by SK Telecom USA Holdings, Inc. (“SK Telecom”), EarthLink, Inc. (“EarthLink”) and Helio, Inc., and investments of $25 million in the Series A Convertible Preferred Stock (the “Series A Preferred Stock”) of the Issuer by each of SK Telecom and Corvina Holdings Limited and its affiliates (the “Virgin Group”). In connection with the series of transactions relating to the combination of Helio LLC and the investments by SK Telecom and the Virgin Group, the size of the Issuer’s board of directors was increased from ten to eleven, and as described in Item 6 below, SK Telecom was granted the right to nominate two members of the Issuer’s board of directors. The Reporting Person continues to have the right to nominate two members of the Issuer’s board of directors, subject to the Reporting Person continuing to hold certain minimum equity interests in the Issuer.
     The Reporting Person’s beneficial ownership of the Class A Common Stock reported herein was acquired for investment purposes. The Reporting Person intends to assess its investment in the Issuer from time to time and retains the right to change its investment intent, from time to time to acquire additional ownership interests in Class A Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of its beneficial ownership of the Class A Common Stock or other securities of the Issuer, if any, beneficially owned by it, in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed or incorporated by reference herein, the Reporting Person currently has no plans or proposals which would be related to or would result in any of the matters described in Item 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.
     An executive officer of the Reporting Person is currently a member of the board of directors of the Issuer. As a result of the Reporting Person’s ongoing review and evaluation of the business of the Issuer, the Reporting Person may, through such executive officer’s representation on the board of directors of the Issuer and otherwise, continue to communicate with the board of directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors to create stockholder value.

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The information set forth in Item 6 is also incorporated by reference into this Item 4.
Item 5. Interest in Securities of the Issuer.
(a) Amount beneficially owned:
52,040,316 shares of Class A Common Stock. This beneficial ownership results from: (i) the Reporting Person’s ownership of a limited partnership interest in Virgin Mobile USA, L.P. (an indirect, majority-owned subsidiary of the Issuer) (“VMU Opco”), which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the Issuer, and the Reporting Person’s ownership of one share of the Issuer’s Class B Common Stock, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which such limited partnership interest is exchangeable; (ii) 25,847,772 shares of Class A Common Stock beneficially owned by the Virgin Group; and (iii) 14,133,918 shares of Class A Common Stock beneficially owned by SK Telecom. The Reporting Person, the Virgin Group and SK Telecom may be deemed to share beneficial ownership of the above-referenced shares as a result of being parties to the Amended and Restated Stockholders Agreement, a copy of which was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 28, 2008. The Reporting Person does not affirm the existence of a group with Virgin Group and SK Telecom and disclaims beneficial ownership of the shares beneficially owned by the Virgin Group and SK Telecom. The Reporting Person is not responsible for the completeness and accuracy of the information concerning the Virgin Group or SK Telecom.
Percent of class:
63.1% based on (i) 53,233,237 shares of Class A Common Stock of the Issuer outstanding as of July 31, 2008 (as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2008), plus (ii) 115,062 shares of Class A Common Stock that may be acquired by the Virgin Group upon the conversion of its shares of Class C Common Stock of the Issuer, plus (iii) the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco held by the Reporting Person, which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the Issuer, and the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco held by SK Telecom, which interest is initially exchangeable for 10,999,373 shares of Class A Common Stock of the Issuer, plus (iv) 5,882,353 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock of the Issuer owned by the Virgin Group and SK Telecom, subject to stockholder approval of the Issuer, plus (v) one share of the Issuer’s Class B Common Stock held by the Reporting Person, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which the Reporting Person’s limited partnership interest in VMU Opco is exchangeable, plus (vi) 193,368 shares of Class A Common Stock beneficially owned by Helio, Inc., currently controlled by SK Telecom, issued in connection with the closing of the transactions pursuant to the Transaction Agreement described in Item 6 below.

CUSIP No.	92769R108	Page	6	of	11
To the knowledge of the Reporting Person, none of the persons named in Item 2 above (other than the Reporting Person) beneficially owns any shares of the Issuer’s Class A Common Stock.
(b) (i) Sole power to vote or to direct the vote:   0
(ii) Shared power to vote or to direct the vote:   52,040,316
(iii) Sole power to dispose or to direct the disposition of:   12,058,626
(iv) Shared power to dispose or to direct the disposition of:   0
(c) Transactions Effected in Past 60 Days by Reporting Person: None
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Amended and Restated Stockholders’ Agreement
     On August 22, 2008, in accordance with the terms of the Transaction Agreement (defined below), SK Telecom was joined as a party to the Amended and Restated Stockholders’ Agreement.
     The Amended and Restated Stockholders’ Agreement contains various governance provisions, including provisions relating to the voting of the Reporting Person’s, SK Telecom’s and the Virgin Group’s voting interests in the Issuer. The Amended and Restated Stockholders’ Agreement provides that the Reporting Person, SK Telecom and the Virgin Group will vote their shares of Class A Common Stock, Class B Common Stock and Class C Common Stock to elect to the board of directors of the Issuer up to two directors nominated by SK Telecom, up to two directors nominated by the Reporting Person and up to three directors nominated by the Virgin Group, at least three independent directors and one director who will be the Issuer’s chief executive officer. The number of directors that each of the Reporting Person, SK Telecom and the Virgin Group may designate will be reduced if their voting interest in the Issuer is reduced below certain levels specified in the Amended and Restated Stockholders’ Agreement. In addition, (1) if the Reporting Person is not entitled to designate any director pursuant to the immediately preceding sentence, so long as the Issuer’s PCS services agreement with the Reporting Person remains effective, the Reporting Person will have the right to designate one director to the Issuer’s board of directors, irrespective of its ownership interest in the Issuer, and (2) if the Virgin Group is not entitled to designate any director pursuant to the immediately preceding sentence, so long as the Virgin trademark license agreement remains effective, the Virgin Group will have the right to designate one director to the Issuer’s board of directors, irrespective of its ownership interest in the Issuer.

CUSIP No.	92769R108	Page	7	of	11
     So long as the Issuer qualifies as a “controlled company” under the New York Stock Exchange rules, the Virgin Group will have the right to designate one of its appointed directors as chairman of the board if it has the right to designate three directors to the Issuer’s board. As long as either the Reporting Person or the Virgin Group has the right to designate at least one director to the Issuer’s board of directors, then the Reporting Person or the Virgin Group, as the case may be, shall have the right to appoint one director to the compensation committee of the Issuer’s board of directors.
     These provisions regarding the appointment of directors will remain in effect until the latest date permitted by applicable law, including any New York Stock Exchange requirements. In addition, within a year of the Issuer ceasing to be a “controlled company” under the New York Stock Exchange rules, the composition of its board of directors will be adjusted to comply with the New York Stock Exchange requirements, as necessary.
     Under the terms of the Amended and Restated Stockholders’ Agreement, as long as each of the Reporting Person and the Virgin Group have ownership interests in the Issuer of at least 10%, and as long as SK Telecom has an ownership interest in the Issuer of at least 15%, the following actions require the consent of each of the Reporting Person, Virgin Group and SK Telecom: (1) merger, consolidation, reorganization or sale of all or substantially all of the assets of the Issuer; (2) change of control of the Issuer to a direct strategic competitor of the Reporting Person, the Virgin Group, SK Telecom or the Issuer; (3) dissolution or liquidation of the Issuer; (4) issuance of equity securities, subject to certain exceptions; (5) sale of assets representing 50% or more of the Issuer’s assets based on the most recently available audited balance sheet; (6) changing the size of the board of directors; and (7) amending provisions of the Issuer’s bylaws that relate to the election of directors and the consent rights of the Reporting Person, the Virgin Group and SK Telecom. Notwithstanding the foregoing, the Issuer may take any action specified in clauses (1)-(7) above despite a failure to receive a consent or waiver from SK Telecom if the Issuer received prior approval of such action by more than 75% of the total outstanding voting power attributable to all shares of equity securities entitled to vote on such action. In addition, the following actions require the affirmative vote of a majority of all of the directors serving on the Issuer’s board: (1) dissolution, liquidation or bankruptcy; (2) the creation or issuance of any debt or the creation or issuance of any equity securities, subject to certain exceptions; (3) amendment to the Issuer’s bylaws; (4) the incurrence of indebtedness in an amount in excess of $50 million; (5) the adoption of a material change to the Issuer’s strategy or business; and (6) changing the size of the board of directors.
     Pursuant to the terms of the Amended and Restated Stockholders’ Agreement and subject to certain exceptions, the Reporting Person, SK Telecom and the Virgin Group have the right to subscribe for and purchase a pro rata share of any new equity securities that the Issuer issues or proposes to issue. The Reporting Person, SK Telecom and the Virgin Group also have a right of first offer with respect to transfers by any of them that would result in the Issuer ceasing to qualify as a “controlled company” under the New York Stock Exchange rules.

CUSIP No.	92769R108	Page	8	of	11
     Pursuant to the terms of the Amended and Restated Stockholders’ Agreement and subject to certain exceptions, the Issuer will indemnify stockholders that are parties thereto against losses arising from (1) the purchase and/or ownership of the Issuer’s equity securities and (2) any litigation to which such stockholder is made a party in its capacity as a holder of the Issuer’s securities.
Transaction Agreement
     On August 22, 2008, the Issuer completed its acquisition of Helio LLC pursuant to the Transaction Agreement, dated as of June 27, 2008, by and among the Issuer, VMU Opco, Helio, Inc., Helio LLC, SK Telecom, EarthLink and Corvina Holdings Limited (the “Transaction Agreement”). In accordance with the terms and conditions set forth in the Transaction Agreement, the Issuer acquired all of the membership units of Helio LLC in exchange for 12,806,632 partnership units of VMU Opco and 193,368 shares of Class A Common Stock of the Issuer. In addition, each of the Virgin Group and SK Telecom invested $25 million into the Issuer in exchange for the issuance by the Issuer of 25,000 shares of newly issued Series A Preferred Stock to each of them.
Amendment to the Registration Rights Agreement
     On August 22, 2008, in accordance with the terms of the Transaction Agreement, the Issuer entered into Amendment No. 1 to the Registration Rights Agreement, dated as of October 16, 2007, by and among the Issuer, Corvina Holdings Limited, Cortaire Limited, the Reporting Person, Best Buy Co., Inc., and Freedom Wireless, Inc. (the “Registration Rights Agreement”), pursuant to which SK Telecom and EarthLink have been joined as parties to the Registration Rights Agreement.
Amended and Restated Limited Partnership Agreement of Virgin Mobile USA, L.P.
     On August 22, 2008, in accordance with the terms of the Transaction Agreement, the Issuer entered into the Amended and Restated Limited Partnership Agreement of Virgin Mobile USA, L.P. (the “Limited Partnership Agreement”), by and among the Issuer, VMU GP I, LLC, Bluebottle USA Holdings L.P., the Reporting Person, SK Telecom and EarthLink, pursuant to which (i) SK Telecom and EarthLink have been admitted as limited partners of VMU Opco, and (ii) a new series of preferred units of VMU Opco was created with designations, preferences and other rights, terms and conditions that were substantially similar to the designations, preferences and other rights, terms and conditions of the Series A Preferred Stock.
Amendment of the Bylaws
     On August 22, 2008, the Issuer’s Bylaws were amended and restated as contemplated in the Transaction Agreement. The Amended and Restated Bylaws of the Issuer provide for, among other things, (1) an increase in the size of the board of directors of the Issuer from ten to eleven directors and (2) the right of SK Telecom to appoint two directors to the board of directors, subject to SK Telecom continuing to hold certain minimum interests in the Issuer.

CUSIP No.	92769R108	Page	9	of	11
Filing of the Certificate of Designations
     On August 22, 2008, in connection with the acquisition of Helio, Inc., the Issuer filed with the Secretary of State of the State of Delaware the Certificate of Designations of Series A Preferred Stock of Virgin Mobile USA, Inc., pursuant to which the Issuer created 50,000 shares of Series A Preferred Stock.
     Subject to the approval by the stockholders of the Issuer, the Series A Preferred Stock will convert automatically into Class A Common Stock of the Issuer upon the earlier of (i) four years from the date of issuance and (ii) such time as the market price of the Issuer’s Class A Common Stock exceeds $8.50 per share. The Series A Preferred Stock will have a 6% annual dividend and will be convertible at the option of the holder after 18 months after the date of issuance, subject to the approval by the stockholders of the Issuer.
Voting Agreements
     On June 27, 2008, in connection with the execution of the Transaction Agreement, each of the Virgin Group and the Reporting Person entered into a Voting Agreement (each a “Voting Agreement” and, together, the “Voting Agreements”) with SK Telecom and, for limited purposes, the Issuer, pursuant to which each of Virgin Group and the Reporting Person agreed, subject to certain conditions, to vote at any meeting of the stockholders of the Issuer at a meeting called therefore, all shares of Class A Common Stock of the Issuer (and all other equity securities of Issuer entitled to vote thereon) beneficially owned by it in favor of the approval of (i) the issuance of Class A Common Stock of the Issuer upon conversion of the Series A Preferred Stock of the Issuer, and (ii) the amendment of the Certificate of Incorporation of the Issuer to increase the number of authorized shares of Class B Common Stock of the Issuer to three and to include SK Telecom as a “Founding Stockholder” for purposes of Article VIII thereof. The Voting Agreements also include restrictions on the transfer of securities of the Issuer held by the Virgin Group and the Reporting Person until the termination of such agreements, subject to certain exceptions.
Item 7. Material to be Filed as Exhibits.
Exhibit 99.1 — Transaction Agreement, dated June 27, 2008 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 3, 2008)
Exhibit 99.2 — Amendment No. 1 to the Registration Rights Agreement, dated August 22, 2008 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)
Exhibit 99.3 — Amended and Restated Stockholders Agreement, dated August 22, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

CUSIP No.	92769R108	Page	10	of	11
Exhibit 99.4 — Amended and Restated Limited Partnership Agreement of Virgin Mobile USA, L.P., dated August 22, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)
Exhibit 99.5 — Amended and Restated Bylaws, dated August 22, 2008 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)
Exhibit 99.6 — Certificate of Designations, as filed with the Secretary of State of the State of Delaware on August 22, 2008 (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)
Exhibit 99.7 — Voting Agreements, dated June 27, 2008 (incorporated by reference to Exhibit 99.8 to SK Telecom Co., Ltd.’s Statement on Schedule 13D for the Issuer filed on September 5, 2008)

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2008

Date

/s/ Douglas B. Lynn

Signature

Douglas B. Lynn, Vice President

Name/Title

Exhibit Index

Exhibit	Description
Exhibit 99.1	Transaction Agreement, dated June 27, 2008 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 3, 2008)

Exhibit 99.2	Amendment No. 1 to the Registration Rights Agreement, dated August 22, 2008 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.3	Amended and Restated Stockholders Agreement, dated August 22, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.4
Amended and Restated Limited Partnership Agreement of Virgin Mobile USA, L.P., dated August 22, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.5	Amended and Restated Bylaws, dated August 22, 2008 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.6
Certificate of Designations, as filed with the Secretary of State of the State of Delaware on August 22, 2008 (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 99.7	Voting Agreements, dated June 27, 2008 (incorporated by reference to Exhibit 99.8 to SK Telecom Co., Ltd.’s Statement on Schedule 13D for the Issuer filed on September 5, 2008)

Appendix A
Directors and Executive Officers of Sprint Ventures, Inc.

Name	Position	Address	Principal Occupation	Citizenship
Directors
Scott W. Andreasen	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Assistant Secretary of Sprint Nextel Corporation	United States

Charles R. Wunsch	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President, Legal and Assistant Secretary of Sprint Nextel Corporation	United States
Executive Officers
John A. Garcia	President	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President, CDMA of Sprint Nextel Corporation	United States

William G. Arendt	Vice President and Controller	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Senior Vice President and Controller of Sprint Nextel Corporation	United States

Greg D. Block	Vice President and Treasurer	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President and Treasurer of Sprint Nextel Corporation	United States

Timothy P. O’Grady	Director and Vice President and Secretary	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President, Legal and Assistant Secretary of Sprint Nextel Corporation	United States

Douglas B. Lynn	Vice President	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President — Corporate Development of Sprint Nextel Corporation	United States

Directors and Executive Officers of Sprint Nextel Corporation

Name	Position	Address	Principal Occupation	Citizenship
Directors
Robert R. Bennett	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President of Discovery Holding Company	United States

Gordon M. Bethune	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board of Aloha Airgroup, Inc.	United States

Larry C. Glasscock	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board of WellPoint, Inc.	United States

James H. Hance, Jr.	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board of Sprint Nextel Corporation	United States

V. Janet Hill	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President of Alexander & Associates, Inc.	United States

William O. Hockaday, Jr.	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Director of Other Companies	United States

William R. Nuti	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman, Chief Executive Officer and President of NCR Corporation	United States

Rodney O’Neal	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Executive Officer and President of Delphi Corporation	United States

Ralph V. Whitworth	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Principal of Relational Investors LLC	United States

Executive Officers
Daniel R. Hesse	Director and President and Chief Executive Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Director and President and Chief Executive Officer of Sprint Nextel Corporation	United States

Robert H. Brust	Chief Financial Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation	United States

Leonard J. Kennedy, Esq.	General Counsel and Secretary	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	General Counsel and Secretary of Sprint Nextel Corporation	United States

Barry J. West	Chief Technology Officer and President - 4G Mobile Broadband Operations	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Technology Officer and President - 4G Mobile Broadband Operations	United States

Keith O. Cowan	President, Strategic Planning and Corporate Initiatives	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President, Strategic Planning and Corporate Initiatives of Sprint Nextel Corporation	United States

William G. Arendt	Senior Vice President and Controller	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Senior Vice President and Controller of Sprint Nextel Corporation	United States

Paget L. Alves	President — Sales and Distribution	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Sales and Distribution of Sprint Nextel Corporation	United States

Steven L. Elfman	President — Network Operations and Wholesale	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Network Operations and Wholesale of Sprint Nextel Corporation	United States

Robert L. Johnson	Chief Service Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Service Officer of Sprint Nextel Corporation	United States